Exhibit (a)(5)(cxxxxi)

FINAL TRANSCRIPT

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Conference Call Transcript ORCL—Oracle at CIBC World Markets Annual Enterprise Software Conference Event Date/Time: Aug. 12. 2004 / NTS ET Event Duration: N/A

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FINAL TRANSCRIPT

ORCL - Oracle at CIBC World Markets Annual Enterprise Software Conference

CORPORATE PARTICIPANTS

Jeff Henley

Oracle Corporation—Chairman and EVP

Important Notice

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

[TRANSCRIPT HAS BEEN REDACTED TO REMOVE STATEMENTS UNRELATED TO ORACLE’S TENDER OFFER]

PRESENTATION

[Redacted]

Unidentified Speaker

Great. Switching gears a little bit, its obvious that acquisitions are now a big part of the strategy going forward, are there really any changes internally to your organization or have you look at any other large Fortune 500 organizations out there that you think are particularly good acquirers to get yourselves ready for this ramp up in IT?

Jeff Henley—Oracle Corporation—Chairman and EVP

Well, you know, we’ve done about 30 acquisitions. They were all very small ones. So, we have a little experience at least in the process, right? But clearly when you do something very large or if we end up doing a large one, you know, the complexity goes without mentioning.

So, we have a plan of how to organize and put some focused management on doing that. But ultimately, it’s up to each organization to integrate those functions into the company. So, I think that the PeopleSoft one, which is out there on the table, if that were to happen I think despite the fact that it’s certainly a lot larger than any one we’ve done, it’s a relatively straightforward thing, I mean in a few months it’s done.

I mean, we’re not trying to integrate the technologies. We’ll run their development group separately. We’ll blow out a lot of people, you know, it’ll bring a lot of functions inside Oracle. But it will happen pretty swiftly, I don’t see a real difficult thing.

I think if you were trying to integrate a lot of the products and things like that, that would add some additional complexity if that were the case. At least in terms of that one I don’t see that. I think it’s a very surgical kind of thing.

But clearly, because it’s larger, we’ll have to put more dedicated resources on it to make sure we project manage it and, you know, make sure we get all the clots out swiftly. So, that everything, you know, works financially.

Unidentified Speaker

In talking about PeopleSoft with their quarter, Craig Conway was adamant that the trial had a pretty significant impact on his business. Are you seeing any hangover from that on your application business?

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FINAL TRANSCRIPT

ORCL - Oracle at CIBC World Markets Annual Enterprise Software Conference

Jeff Henley—Oracle Corporation—Chairman and EVP

No, I don’t think so. I think that, you know, we’re not the one being acquired, so to an extent I don’t know why anybody would be apprehensive of buying Oracle. You know, I suspect that there’s more to it than what Craig’s saying.

SAP’s done pretty well and I think it’s been more at their expense than ours. I’m not sure its Oracle per se—just so many issues. But, you know, I don’t think customers—I’ve not gotten the questions about our reasons why we want to PeopleSoft, but I think it’s - gee, I shouldn’t bother Oracle because they’re thinking about buying PeopleSoft.

[Redacted]

Unidentified Speaker

Going back to the acquisition question, broadly speaking, one of the issues with software as I look at it, there are many small companies out there, over capitalized, lots of cash on their balance sheet. They probably aren’t in a big rush to sell, management teams that continue to think that next quarter is going to be the turnaround quarter. After PeopleSoft you guys have been talking about really wanting to do friendly type of transactions going forward. How do you get companies like that to the table to talk?

Jeff Henley—Oracle Corporation—Chairman and EVP

Yes, it is difficult. I think some of them are unrealistic. And so, we don’t want to engage in lots of hostile deals. There are reasons we chose to with this one, but that’s unusual. So I think, and we don’t want to overpay, so we’re not going to grow to just offer them the moon to motivate them. So I think we’ll have a few patients. I think we’ve got to go in and have constant dialogue so that when they are ready to sell, that we’ll be including them in the people that they want to talk to.

I assume most of those would want the friendly option if they can, we’re not going to go and just try and buy are way into doing deals. We’ve always been reasonably financially disciplined. We’ve been criticized at times for not doing enough deals. So now we’re criticized by saying we want to do PeopleSoft, so you can’t win. We don’t do enough deals, then we want to do a deal and we’re stupid. But I think in general we’ve always been pretty conservative in terms of not wanting to overpay for stuff.

Unidentified Speaker

Final question, is the risk to these companies that you decide to forgo the acquisition, build the product yourself and aggressively go after the market and two years later you’re there?

Jeff Henley—Oracle Corporation—Chairman and EVP

I think that when we decide we need to be in a certain space, if we can’t buy something, then clearly we’ll probably build it, so that is a risk to them. And sometimes we’ve chosen to build regardless, because we feel like it isn’t that difficult and we can just go do it ourselves and buy back something. And it was sort of having to rewrite it anyway to get it to work in our environment.

So my guess is that not everything (off mic) downturn everything else, is that more people are probably getting realistic. And I know it’s hard for them to look at what the price of their stocks were at one point. But I think with every passing day go they’re probably realizing that they may never see anything close to those prices again. So my guess is boards may get a little more realistic in the managements. And the boards may start pushing the managements.

I know we have a couple customers where I think the board, a couple companies we know which have to realize they should sell, but the management still hasn’t found reality and I think the boards have been reluctant to this point at least to sort of force the issue. But I think boards are probably going to be forced to get a little more aggressive.

[Redacted]

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